175 Ghent Road Fairlawn, OH 44333-3300 Tel: 330-869-4232

Michael E. Hicks

Senior Vice President and

Chief Financial Officer

November 27, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Terence O’Brien
Division of Corporate Finance

Re:	OMNOVA Solutions Inc. Response to Staff Comments on Form 10-K for the Fiscal Year Ended November 30, 2006, Form 10-K Amendment No. 1 for the Fiscal Year Ended November 30, 2006, and Form 10-Q for the Fiscal Quarter Ended August 31, 2007.

File No. 001-15147

Dear Mr. O’Brien:

We refer to your letter dated November 1, 2007 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the Fiscal Year Ended November 30, 2006, Form 10-K Amendment No. 1 for the Fiscal Year Ended November 30, 2006, and Form 10-Q for the Fiscal Quarter Ended August 31, 2007 of OMNOVA Solutions Inc. (the “Company”). Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in your letter immediately preceding the response thereto.

In connection with our responses we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Securities and Exchange Commission

November 27, 2007

•	the Staff comments or changes to disclosures in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended November 30, 2006

Item 7.	Management’s discussion and Analysis of financial Condition and Results of Operations, Page 16

1.	We note that you present and provide an analysis of segment operating profit, your segment profit measure, on a consolidated basis. Question 21 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” states that the presentation of a consolidated segment profit or loss measure in any context other than the FASB Statement 131-required reconciliation in the footnote would be the presentation of a non-GAAP financial measure. Further, segment operating profit on a consolidated basis appears to violate Item 10(e)(1)(ii)(B) of Regulation S-K. Please revise your disclosures in future filings to eliminate this measure or provide us with an analysis that demonstrates why this measure is not in violation of Item 10(e) of Regulation S-K. Refer to Question 8 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” for additional guidance. If you believe that the presentation of this measure is allowable, please provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K and Question 8 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” in future filings.

Response:

The Company does not believe the presentation of consolidated segment operating profit loss violates Item 10(e)(1)(ii)(B) of Regulation S-K which states:

ii. A registrant must not:

B.	Adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years;

The Company has not adjusted this performance measure for the items mentioned in (ii)(B) above. Rather, the Company has only presented a list of items that are included in this performance measure so that the reader can understand how these items impacted these segments’ operating performance.

In future filings, the Company will provide all of the disclosures required by 10(e)(1)(i) of Regulation S-K and Question 8 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.”

Securities and Exchange Commission

November 27, 2007

2.	In future filings, please revise your discussion and analysis of your operating results in a manner that provides a more detailed understanding of the historical operating results along with prospects for the future. Specifically, please provide a discussion and analysis about the facts and circumstances surrounding known material trends and uncertainties that the entity as a whole faces along with each individual reportable segment. Currently, your discussion and analysis of your consolidated results and your reportable segments’ results lists one or more factors that caused either the increase or decrease in your operating results without an understanding of why those factors occurred and whether those factors or other known factors may impact future operating results. Refer to Item 303(A)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response:

The Company notes the Staff’s comment and in future filings will provide a discussion and analysis about the facts and circumstances surrounding known material trend and uncertainties that the Company as a whole faces along with each individual reportable segments.

Significant Accounting Policies and Management Judgments, Page 24

3.	In future filings, please revise your disclosure for your pensions and other postretirement plans critical estimates to address the following:

•	A sensitivity analysis of the expected return on plan assets, as a significant element in determining your pension expense.

•	An explanation for the decrease in the discount rate in 2006 versus 2005 used to estimate your pension expense.

Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response:

The Company has noted the Staff’s comment regarding a sensitivity analysis of the expected return on plan assets as a significant element in determining pension expense and will revise its disclosure in future filings.

The Company has noted the Staff’s comment to provide an explanation for the change in the discount rate used to estimate pension expense and will include such explanation in future filings.

Securities and Exchange Commission

November 27, 2007

Note A – Significant Accounting Policies, Basis of Consolidation, Page 38

4.	We note that you disclose that you have a 50.1% ownership interest in CG-OMNOVA Decorative Products (Shanghai) Co., LTD. on page 38. However on page 6 of your amended Form 10-K, it states that you have an equity interest of 50%. Please revise or advise.

Response:

We confirm that the Company owns approximately 50.1% of both CG-OMNOVA Decorative Products (Shanghai) Co., Ltd. and CPPC – Decorative Products Co., Ltd., and we will ensure that all references in future filings to our ownership interest in these entities is consistent.

5.	We note that CG-OMNOVA Decorative Products (Shanghai) Co., LTD and CPPC-Decorative Products Co., Ltd. have fiscal year ends of December 31 whereas your consolidated financial statements are prepared as of a fiscal year end of November 30. In consideration that the financial statements of these joint ventures are for a period ending after your year end and for which the audited financial statements are not completed until after your consolidated financial statements have been filed, please disclose in future filings the periods for which the earnings from these joint ventures are recognized in your audited consolidated financial statements.

Response:

The Company notes the Staff’s comment and will disclose in future filings the periods for which the earnings from these joint ventures are included in our audited consolidated financial statements.

Note A – Significant Accounting Policies, Page 38

Revenue Recognition, Page 38

6.	In future filings, please expand your revenue recognition policy to include the other 3 criteria of SAB 104.

Response:

The Company notes the Staff’s comment and in future filings, will expand its revenue recognition policy to include the other 3 criteria of SAB 104.

Securities and Exchange Commission

November 27, 2007

Environmental Costs, Page 38

7.	We note that you own and operate a number of facilities that are used to manufacturing chemicals. However, you have not provided disclosures for any related asset retirement obligations as a result of existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel. Please confirm to us that you do not have any asset retirement obligations within the scope of SFAS 143. Otherwise, please state your policy for accounting for your asset retirement obligations and include the disclosures required by SFAS 143 and FIN 47 in future filings.

Response:

The Company confirms to the Staff that it does not have any material asset retirement obligations within the scope of SFAS No. 143.

Note M – Long-Term Debt and Credit Lines, Page 49

8.	In future filings, please revise your disclosure to state the effective interest rate for each instrument for each period presented.

Response:

The Company notes the Staff’s comment and in future filings will revise its disclosure to state the effective interest rate for each instrument for each period presented.

Note P – Contingencies, Page 54

9.	We note your disclosure that you are subject to various claims, lawsuits and proceedings related to product liability, product warranty, contract, employment, environmental and other matters arising out of the Company’s business. We further note that you are unable to estimate the effect these matters may have on your results of operations because the effect depends on future results of operations and the amount and timing of resolutions of these matters. Paragraphs 9 and 10 of SFAS 5 require disclosures for loss contingencies for which accruals have been made and are material and/or for which it is reasonably possible a material loss has been incurred in excess of accrual. As such, please expand your discussion of contingent liabilities in future filings to provide detailed disclosures for specific contingencies to supplement the generalized risk disclosure.

Response:

The Company does not have any material accruals for loss contingencies nor does it believe it is reasonably possible a material loss has been incurred in excess of amounts accrued.

Securities and Exchange Commission

November 27, 2007

Note Q – Stock Based Compensation, Page 54

10.	We note that you refer to an outside consulting service regarding your estimate of the fair value of each option award. In future filings, please either identify these experts or delete your reference to them. We remind you that if you refer to experts in the 1933 Securities Act environment, you will also need to include the consent of the outside consulting service. Refer to Section 436(b) of Regulation C.

Response:

The Company notes the Staff’s comment and in future filings will delete the reference to the outside consulting service.

Item 15(a)(2), Page 63

11.	We note that you intended to file an amendment to your fiscal year 2006 Form 10-K to include financial statements for both of your equity method investees in accordance with Rule 3-09 of Regulation S-X. However, you only provided financial statements for CG-OMNOVA Decorative Products (Shanghai) Co., Ltd. We also note that you filed audited financial statements for CPPC-Decorative Products Co., Ltd. for its fiscal year 2005 as an amendment to your fiscal year 2005 Form 10-K. As such, please provide us with the significance tests for CPPC-Decorative Products Co., Ltd. for each period presented. Please ensure that your analysis clearly demonstrates compliance with Rules 1-02(w) and 3-09 of Regulation S-X. We further note that you have not included audited financial statements for CG-OMNOVA Decorative Products (Shanghai) Co., Ltd.’s fiscal year 2004. As such, please also provide us with CG-OMNOVA Decorative Products (Shanghai) Co., Ltd.’s significance tests for fiscal year 2004.

Response:

Please note that separate financial statements for CPPC-Decorative Products Company, Ltd. were not required to be filed for our 2006 fiscal year.

The Company respectfully directs the Staff’s attention to the attached Exhibit 1 for the significance test for CG—OMNOVA Decorative Products (Shanghai) Co., Ltd. for the year ended November 30, 2004, and the attached Exhibit II for the significance test for CPPC – Decorative Products Co., Ltd. for the fiscal years ended November 30, 2004, 2005 and 2006.

Securities and Exchange Commission

November 27, 2007

Signatures, Page 66

12.	The Form 10-K should be signed by the Company’s principal executive officer, principal accounting officer or controller, and principal financial officer, whose titles should be shown on the signature page. Please ensure that future filings comply with this requirement.

Response:

The Company notes the Staff’s comment and in future filings will include the designations of Principal Executive Officer, Principal Financial Officer and Principle Accounting Officer under the appropriate signature.

CG OMNOVA Decorative Products (Shanghai) Co., Ltd. Financial Statements for the Fiscal Year Ended December 31, 2006

2 Summary of Significant Accounting Policies, Page 6

2.12 Revenue recognition, Page 9

13.	Please revise your accounting policy in future filings to state at what point in the sales process the significant risks and rewards of ownership are transferred to the buyer and revenue is recognized.

Response:

The Company notes the Staff’s comment and will revise its accounting policy footnote in future filings to state at what point in the sales process the significant risks and rewards of ownership are transferred to the buyer and revenue is recognized.

11 Commitments and Contingencies, Page 14

14.	We note CG-OMNOVA Decorative Products (Shanghai) Co., Ltd.’s conclusion that its pending claims, lawsuits or proceedings will not materially affect its financial position. Please revise the disclosure in future filings to address whether such matters will materially impact results of operations and cash flows. Furthermore, we caution you that a statement that the contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred. In that case, you must either (a) disclose the estimated additional loss, or range of loss, or (b) state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

Response:

The Company notes the Staff’s comments and will revise the disclosure in future filings to address whether such matters will materially impact the results of operations and cash flows as appropriate. The Company currently does not have any material loss accruals nor does it believe it is reasonably possible that a material loss exceeding amounts already recognized may have been incurred.

Securities and Exchange Commission

November 27, 2007

Form 10-Q for the Fiscal Quarter Ended August 31, 2007

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 16

Financial Resource and Capital Spending, Page 20

15.	We note that accounts receivable, net represents 65% of total current assets and 32% of total assets as of August 31, 2007. We further note that accounts receivable, net is 52% of net sales for the three months ended August 31, 2007. As such, in future filings, please include an analysis of days sales outstanding for each period presented and explain any material variances. Refer to instruction 5 to Item 303(A) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

Response:

The Company notes the Staff’s comment and in future filings will include an analysis of days sales outstanding for each period presented and explain material fluctuations.

Please contact me at (330) 869-4800 if you have any questions or further comments that can be discussed directly. Thank you.

Sincerely,

/s/ Michael E. Hicks
Michael E. Hicks
Senior Vice President and Chief Financial Officer

Exhibit 1a

OMNOVA Solutions

Significant Subsidiary Tests - China

CG-OMNOVA Decorative Products (Shanghai) Company Ltd.

Fiscal 2004

(in thousands)

2004
Income test
Income (Loss) from continuing operations	$(25,400.7)

Add back: Income tax (benefit) expense	(311.9)

Income (loss) from continuing businesses before tax (ICB)	$(25,712.6)

Asian JV income [OMNOVA portion @ 50%]	521.6
Add back: Asian JV Tax expense	42.3

Asian JV income before tax	563.9

Income (loss) from continuing businesses before tax (per Rule 210.1-02 (w) (3)	(26,276.5)

(excluding JV income (loss) if both are not income (loss))

Significant Subsidiary Tests (income statement)

Rule 210.1-02 (w) (3)	2004
Percentage of ICB from Asian JVs	-2.1%

Significant Subsidiary (Rule 210.4-08(g)) (footnote disclosure)	No
Disclosure required (Rule 210.3-09 (a)) (separate financials)	No

Exhibit 1b

OMNOVA Solutions

Significant Subsidiary Tests

CG-OMNOVA Decorative Products (Shanghai) Company Ltd.

Fiscal 2004

(in thousands)

Investment Test

Rule 210.1-02 (w)(1)	2004
Investment in Subsidiary - CG-OMNOVA	7,357.5

Total Assets - OMNOVA Consolidated	435,988.8

Percentage	1.7%
Significant Subsidiary	No
(if yes, separate financial statements required)

Exhibit 2a

OMNOVA Solutions

Significant Subsidiary Tests

CPPC - Decorative Products Company Limited

Fiscal 2006

(in thousands)

	2004	2005	2006
Income test
Income (Loss) from continuing operations	$(25,400.7)	$(2,653.8)	$3,211.5

Add back: Income tax (benefit) expense	(311.9)	(283.3)	73.0

Income (loss) from continuing businesses before tax (ICB)	$(25,712.6)	$(2,937.1)	$3,284.5

Asian JV income (loss) [OMNOVA portion @ 50%]	(1,205.6)	(453.4)	504.3
Add back: Asian JV Tax expense	—	—	—

Asian JV income (loss) before tax	(1,205.6)	(453.4)	504.3

Income (loss) from continuing businesses before tax (per Rule 210.1-02 (w) (3)	(25,712.6)	(2,937.1)	3,284.5

(excluding JV income (loss) if both are not income (loss))

Significant Subsidiary Tests (income statement)

Rule 210.1-02 (w) (3)	2004	2005	2006
Percentage of ICB from Asian JVs	4.7%	15.4%	15.4%

Significant Subsidiary (Rule 210.4-08(g)) (footnote disclosure)	No	Yes *	Yes
Disclosure required (Rule 210.3-09 (a)) (separate financials)	No	No	No

*	Although the Percentage of ICB from Asian JV’s is below 20% in this calculation, at the time the test was performed OMNOVA’s consolidated net loss included results of operations for Building Products which was subsequently sold during September 2006 and is not reflected in the above income (loss) from continuing operations. Including Building Products results of operations would increase the percentage from 15.4% to 22.3% as originally calculated for fiscal 2005.

Exhibit 2b

OMNOVA Solutions

Significant Subsidiary Tests

CPPC - Decorative Products Company Limited

Fiscal 2006

(in thousands)

Investment Test

Rule 210.1-02 (w)(1)	2004	2005	2006
Investment in Subsidiary - CPPC - Decorative Products	7,970.0	7,511.4	8,612.2

Total Assets - OMNOVA Consolidated	435,988.8	358,296.1	338,862.5

Percentage	1.8%	2.1%	2.5%
Significant Subsidiary	No	No	No
(if yes, separate financial statements required)